TFS CAPITAL INVESTMENT TRUST

February 24, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TFS Capital Investment Trust (the “Trust”)
File Nos. 333-113652; 811-21531

Ladies and Gentlemen:

Mr. Richard Forte of the Commission’s staff recently contacted us by telephone to request clarification on the methodology used in calculating the management fees for the TFS Small Cap Fund.  To address this request we have included an example of the performance fee adjustment calculation for the month ended January 31, 2010.  Also, to address Mr. Forte’s comments regarding the accuracy of the disclosure in the prospectus that the minimum management fee per annum is 0.00% we have included excerpts from the current prospectus that we believe, when read in their entirety, accurately explain the variability of the Small Cap Fund’s management fee.  We believe these excerpts describe the process used in calculating the Fund’s management fees.  In addition, we believe the language describes scenarios where the minimum and maximum management fee could be realized by the Fund.  This language also points out the limitations of such examples.  Overall, we believe this discussion clearly alerts an investor to the unique structure of the Small Cap Fund’s management fee and the unpredictable nature of it.

Below is the text taken directly from the current prospectus -

Small Cap Fund – Performance Fee Adjustment

The Small Cap Fund pays TFS Capital LLC an advisory fee equal to the annual rate of 1.25% of the average value of its daily net assets (the “Base Fee”). Adjustments to the Base Fee (1.25%) will be made by comparison of the Fund’s investment performance for the applicable performance period to the investment performance of the Fund’s “Benchmark” (the Russell 2000® Index + 2.50%) over the same period (the “Performance Fee Adjustment”). The applicable performance period is a rolling twelve month period whereby the most recent calendar month is substituted for the earliest month as time passes. The Performance Fee Adjustment will be applied to average net assets of the Fund over the performance period.

The Base Fee with respect to the Fund will be increased by one basis point (0.01%) for every two basis points (0.02%) of outperformance, to a maximum fee of 2.50% per annum. However, if the Fund underperforms its Benchmark, the fee will be decreased one basis point (0.01%) for every two basis points (0.02%) of underperformance, to a minimum fee of 0.00% per annum. TFS may receive the Performance Fee Adjustment for periods during which the Fund has negative investment performance.

The maximum monthly fee rate as adjusted for performance will be 1/12 of 2.50% and will be payable if the Fund’s performance exceeds the Benchmark by 2.50% for the performance period. Therefore, to achieve the maximum rate, the Fund’s performance must exceed the performance of the Russell 2000® Index by 5% or more over the performance period.

The minimum monthly fee rate as adjusted for performance will be 0.00%, if the investment performance of the Fund is equal to or less than the performance of the Russell 2000® Index which equates to underperforming the Benchmark index by 2.50%. As discussed below, assuming a constant asset level in the Fund, the Adviser will not receive any of the Base Fee if the Fund performs at or below the Russell 2000® Index.

It is not possible to predict the effect of the Performance Fee Adjustment on future overall compensation paid to the Adviser since it will depend on the performance of the Fund relative to the performance record of the Benchmark and future changes to the size of the Fund. For the fiscal year ended October 31, 2009, the Adviser received a fee equal to 1.38% of the Fund’s average daily net assets.

If the average daily net assets of the Fund remain constant over the rolling twelve month performance period, current net assets will be the same as average net assets over the performance period and the maximum Performance Fee Adjustment will be equivalent to 1.25% of current net assets. However, when current net assets vary from net assets over the twelve month performance period, the Performance Fee Adjustment, as a percentage of current assets, may vary significantly, including at a rate more or less than 1.25%, depending upon whether the net assets of the Fund had been increasing or decreasing and the amount of such increase or decrease during the performance period. For example, if net assets for the Fund were increasing during the performance period, the Performance Fee Adjustment, measured in dollars, would be more than if the Fund had not increased its net assets during the performance period.

In a period involving significant underperformance accompanied by a rapidly shrinking Fund, the dollar amount of the Performance Fee

Adjustment could be more than the dollar amount of the Base Fee. In such circumstances, the Adviser would be obligated to repay the Fund.

Calculations of the investment performance of the Fund and the investment performance of the Benchmark shall be in accordance with any then applicable rules of the Securities and Exchange Commission. The Fund’s selected Benchmark may not be changed except by shareholder approval.

How does the performance fee of the TFS Small Cap Fund impact the Expense Cap Agreement between the TFS Small Cap Fund and the Adviser?

As stated above, the Adviser has agreed (for the life of the Fund) to reduce its investment advisory fees and to absorb the Fund’s expenses to the extent necessary to limit the Fund’s aggregate annual ordinary operating expenses to 1.75% of the Fund’s average daily net assets. However, the 1.75% expense cap is calculated prior to the application of a Performance Fee Adjustment. Consequently, if the Base Fee is increased or decreased according to the Performance Fee Adjustment, the expense cap will effectively adjust by an equal amount such that the cap, on an annualized basis, will always be 50 basis points above the Base Fee plus or minus the Performance Fee Adjustment.

Example of Performance Fee Adjustment

The following example sets forth the Small Cap Fund’s performance fee adjustment calculation for the month ended January 31, 2010.  The applicable performance period covered by the example is the 12 month period ended January 31, 2010.  During the period, the Fund outperformed the Benchmark (i.e. Russell 2000 Index + 2.50%) by 26.73%.  As a result of the Fund’s outperformance of the Benchmark by more than 5%, the maximum adjustment factor of 1.25% was applied to calculate the performance fee adjustment (application of the formula in the second footnote below resulted in the maximum adjustment). The 1.25% adjustment factor was multiplied by the Fund’s average net assets ($9,956,851.48) over the relevant 12 month period.  This resulted in a performance adjusted fee of $124,460.64 (annualized).  The performance adjusted fee was divided by 365 days and then multiplied by the appropriate number of days in the month (i.e., 31 days) to calculate the performance adjusted fee for the month.  The performance adjusted fee for the month was $10,570.63.

After the performance adjusted fee was determined it was added to the accrued management fee of $23,294.72, resulting in a total management fee of $33,865.35 for the month of January.  The daily accrued management fee is calculated by multiplying 1.25% (i.e. the Base Fee) by the Fund’s average daily net assets and then dividing by 365 days.  At the end of each month, the daily accrued management fees are totaled.  This total is either subtracted from or added to the monthly fee paid by the Fund depending on the performance fee adjustment.  For the month of January the management fee was increased due to the Fund’s performance relative to the Benchmark over the relevant 12 month period.

CALCULATION OF PERFORMANCE-RELATED FEE ADJUSTMENT
1/31/2010

			TFS Small Cap
	Period		Fund

Russell 2000 Index Return	1/31/09 - 1/31/10	37.82%	40.32%	*
Fund Return	1/31/09 - 1/31/10	67.05%	67.05%
Difference			26.73%

			Action**

Average net assets, 1-31-09 – 1/31/10			9,956,851.48
Adjustment factor			1.250%

Adjustment (annualized)			124,460.64
Days in year			365
Days in month			31

Adjustment for month			10,570.63

* The benchmark is the Russell 2000 + 2.50%.

** Advisory fees are increased by one basis point (0.01%) for every two basis points (0.02%) of outperformance, to a maximum fee of 2.50% per annum (+1.25% adjustment).  If the Fund underperforms, the fee will be decreased one basis point (0.01%) for every two basis points (0.02%) of underperformance, to a minimum fee of 0.00% per annum (-1.25% adjustment).

We acknowledge that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3406 if you have any questions.

Very truly yours,

/s/  Wade Bridge

Wade Bridge
Assistant Secretary